Exhibit 2.1

AGREEMENT AND PLAN OF MERGER AND REINCORPORATION

THIS AGREEMENT AND PLAN OF MERGER AND REINCORPORATION, dated as of June 30, 2006, (this “Agreement”) is made by and between CMD Re-Incorporation Corporation, a Delaware corporation (“CMD Delaware”) and California Micro Devices Corporation, a California corporation (“CMD”).

RECITALS

A. CMD Delaware is a Delaware corporation and has an authorized capital of 60,000,000 shares with $0.001 par value, 50,000,000 of which are designated Common Stock and 10,000,000 of which are designated Preferred Stock, 400,000 of which are designated Series A Participating Preferred Stock. As of the date of this Agreement, 1,000 shares of CMD Delaware Common Stock and no shares of CMD Delaware Preferred Stock are issued and outstanding.

B. CMD is a California corporation and has an authorized capital of 60,000,000 shares with no par value, 50,000,000 of which are designated Common Stock and 10,000,000 of which are designated Preferred Stock, 400,000 of which are designated Series A Participating Preferred Stock. As of the date of this Agreement, 22,991,231 shares of CMD Common Stock and no shares of CMD Preferred Stock are issued and outstanding.

C. The Board of Directors of CMD has determined that, for the purpose of effecting the reincorporation of CMD in the State of Delaware, it is advisable and in the best interests of CMD and its shareholders that CMD merge with and into CMD Delaware (the “Reincorporation Merger”) upon the terms and conditions provided in this Agreement.

D. The Board of Directors of CMD has further determined that it is in the best interests of CMD and its shareholders to approve this Agreement and the Reincorporation Merger, has directed the officers of CMD to submit this Agreement to its shareholders for adoption and approval, and has authorized the undersigned officers to execute this Agreement on behalf of CMD.

E. The Board of Directors of CMD Delaware has further determined that it is in the best interests of CMD Delaware and its stockholder to approve this Agreement and Reincorporation Merger, has directed the officers of CMD Delaware to submit this Agreement to its sole stockholder for adoption and approval, and has authorized the undersigned officers to execute this Agreement on behalf of CMD Delaware.

F. The closing of the transactions contemplated by this Agreement will therefore take place after the CMD shareholders approve the reincorporation and this Agreement and other conditions to closing are satisfied.

NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, CMD Delaware and CMD hereby agree, subject to the terms and conditions hereinafter set forth, as follows:

Section 1. The Reincorporation Merger. Subject to the terms and conditions set forth herein, CMD will be merged with and into CMD Delaware, and CMD Delaware will be the surviving entity of the Reincorporation Merger and CMD the disappearing entity. The Reincorporation Merger will be undertaken in accordance with the provisions of this Agreement, the Delaware General Corporation Law (the “DGCL” ) and the California Corporations Code (the “CCC” ).

(a) Filing and Effectiveness. The Reincorporation Merger shall become effective when the following actions shall have been completed:

(i) This Agreement and the Reincorporation Merger shall have been adopted and approved by the stockholder of CMD Delaware and the shareholders of CMD in accordance with the requirements of the DGCL and the CCC;

(ii) All of the conditions precedent to the consummation of the Reincorporation Merger specified in this Agreement shall have been satisfied or duly waived by the party entitled to satisfaction thereof; and

(iii) An executed Certificate of Merger in the form of Exhibit A meeting the requirements of the Delaware General Corporation Law shall have been filed with the Secretary of State of the State of Delaware; provided that a filing is made with the Secretary of State of the State of California satisfying the provisions of CCC Section 1108(c) is made within the six months following the filing under Section 1(b)(iii) above.

The date and time when the Reincorporation Merger shall become effective, pursuant to the provisions of (i) Section 103 of the DGCL and (ii) Section 1108(c) of the CCC, is herein called the “Effective Date of the Merger.”

(b) Effect of the Merger. Upon the Effective Date of the Merger, the separate existence of CMD shall cease and CMD Delaware, as the surviving corporation, (i) shall continue to possess all of its assets, rights, powers and property as constituted immediately prior to the Effective Date of the Merger, (ii) shall be subject to all actions previously taken by CMD’s Board of Directors, (iii) shall succeed, without other transfer, to all of the assets, rights, powers and property of CMD in the manner more fully set forth in Section 259 of the DGCL, (iv) shall continue to be subject to all of the debts, liabilities and obligations of CMD as constituted immediately prior to the Effective Date of the Merger and (v) shall succeed, without other transfer, to all of the debts, liabilities and obligations of CMD in the same manner as if CMD Delaware had itself incurred them, all as more fully provided under the applicable provisions of the DGCL and the CCC.

Section 2. Directors, Officers and Governing Documents. The persons who are members of the board of directors of CMD immediately prior to consummation of the Reincorporation Merger will be members of the board of directors of CMD Delaware at the Effective Time. The persons who serve as officers of CMD immediately prior to consummation of the Reincorporation Merger will serve in the same capacities as officers of CMD Delaware at the Effective Time. Each of the officers and directors of CMD Delaware will hold office in accordance with the constituent documents of CMD Delaware. At the Effective Time, the certificate of incorporation of CMD Delaware, as in effect immediately prior to consummation of the Reincorporation Merger, will continue to be the certificate of incorporation of CMD Delaware; provided however, that such certificate of incorporation will be amended and restated at the Effective Time, as set forth in Section 3 below. At the Effective Time, the bylaws of CMD Delaware, as in effect immediately prior to consummation of the Reincorporation Merger, will continue to be the bylaws of CMD Delaware at the Effective Time; provided, however, that such bylaws will indicate that the name of the corporation is “California Micro Devices Corporation” and the number of authorized directors shall be increased as provided in such bylaws.

Section 3. Amendment. At the Effective Time, the Certificate of Incorporation of CMD Delaware shall be amended and restated substantially in the form attached as Exhibit B and filed with the Secretary of State of the State of Delaware.

Section 4. Effect on Capital Stock

(a) CMD Common Shares. Upon the Effective Date of the Merger, each share of CMD Common Stock, no par value, issued and outstanding immediately prior thereto shall by virtue of the Reincorporation Merger (and without any action by CMD or CMD Delaware, the holder of such shares or any other person) be converted into and exchanged for one fully paid and non-assessable share of Common Stock, $0.001 par value, of CMD Delaware.

(b) CMD Option and Purchase Plans.

(i) Upon the Effective Date of the Merger, CMD Delaware shall assume the obligations of CMD under, and continue, the option and stock purchase plans of CMD for CMD service providers (the “Plans”) and certain non-plan stock option agreements by and between certain employees of CMD or its subsidiary. Each outstanding and unexercised option, other right to purchase, restricted stock unit or security convertible into, CMD Common Stock issued under the Plans (a “Plan Right”) shall become, subject to the provisions in paragraph (b)(ii) below, an option, right to purchase, a restricted stock unit or a security convertible into CMD Delaware’s Common Stock on the basis of one share of CMD Delaware’s Common Stock for each one share of CMD Common Stock issuable pursuant to any such Plan Right, on the same terms and conditions and at an exercise price equal to the exercise price applicable to any such CMD Plan Right at the Effective Date of the Merger.

(ii) A number of shares of the CMD Delaware’s Common Stock shall be reserved for issuance upon the exercise of Plan Rights granted or to be granted under the Plans equal to the number of shares of CMD Common Stock so reserved immediately prior to the Effective Date of the Merger.

(c) CMD Preferred Stock Rights. Associated with each outstanding CMD common share is (and associated with each future-issued CMD Common shares will be) a “Right” which, when exercisable, entitles the registered holder to purchase from CMD one one-thousandth of a share of no par value Series A Participating Preferred Stock, at a price of Fifty

Dollars ($50.00) per one one-thousandth of a share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between CMD and Mellon Investor Services LLC, as “Rights Agent” effective September 24, 2001. Upon the Effective Date of the Merger, CMD Delaware shall assume the obligations of CMD under, and continue, the Rights Agreement and each Right shall become, a Right to purchase one one-thousandth of a share of CMD Delaware $0.001 par value Series A Participating Preferred Stock at a price of Fifty Dollars ($50.00) per one one-thousandth of a share, subject to adjustment., on the terms and conditions of the Rights Agreement. 800,000 shares of CMD Delaware’s Series A Participating Preferred Stock shall be reserved for issuance upon the Rights.

(d) CMD Delaware Common Stock. Upon the Effective Date of the Merger, each share of Common Stock, $0.001 par value, of CMD Delaware issued and outstanding immediately prior thereto shall, by virtue of the Merger (and without any action by CMD, CMD Delaware, the holder of such shares or any other person) be canceled and returned to the status of authorized but unissued shares.

(e) Exchange of Certificates. After the Effective Date of the Merger, each holder of an outstanding certificate representing shares of CMD Common Stock may be asked to surrender the same for cancellation to an exchange agent, whose name will be delivered to holders prior to any requested exchange (the “Exchange Agent”), and each such holder shall be entitled to receive in exchange therefor a certificate or certificates representing the number of shares of CMD Delaware’s Common Stock, into which the surrendered shares were converted as herein provided. Until so surrendered, each outstanding certificate theretofore representing shares of CMD Common Stock shall be deemed for all purposes to represent the number of shares of CMD Delaware’s Common Stock into which such shares of CMD Common Stock were converted in the Reincorporation Merger.

The registered owner on the books and records of CMD Delaware or the Exchange Agent of any such outstanding certificate shall, until such certificate shall have been surrendered for transfer or conversion or otherwise accounted for to CMD Delaware or the Exchange Agent, have and be entitled to exercise any voting and other rights with respect to and to receive dividends and other distributions upon the shares of Common Stock of CMD Delaware represented by such outstanding certificate as provided above.

Each certificate representing Common Stock of CMD Delaware so issued in the Reincorporation Merger shall bear the same legends, if any, with respect to the restrictions on transferability as the certificates of CMD so converted and given in exchange therefore, unless otherwise determined by the Board of Directors of CMD Delaware in compliance with applicable laws.

If any certificate for shares of CMD Delaware’s stock is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it shall be a condition of issuance thereof that the certificate so surrendered shall be properly endorsed and otherwise be in proper form for transfer, that such transfer otherwise be proper and comply with applicable securities laws and that the person requesting such transfer pay to the Exchange Agent any transfer or other taxes payable by reason of issuance of such new certificate in a name other than that of the registered holder of the certificate surrendered or establish to the satisfaction of CMD Delaware that such tax has been paid or is not payable.

Section 5. General

(a) Covenants of CMD Delaware. CMD Delaware covenants and agrees that after the Reincorporation Merger it will:

(i) Qualify to do business as a foreign corporation in the State of California;

(ii) File any and all documents with the California Franchise Tax Board, necessary for the assumption by CMD Delaware of all of the tax liabilities of CMD; and

(iii) Take such other actions as may be required by the CCC.

(b) Shareholder and Stockholder Approval. This Agreement shall be submitted to a vote of the shareholders of CMD and the sole stockholder of CMD Delaware in accordance with the laws of the State of California and the State of Delaware, respectively. In the event that this Agreement shall be not approved by the requisite vote of holders of a majority of CMD’s Common Stock outstanding and entitled to vote at CMD’s 2006 annual meeting or any adjournment thereof, this Agreement shall thereupon be terminated without further action of the parties hereto.

(c) Registered Office. The registered office of CMD Delaware in the State of Delaware is 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, Delaware 19808 and Corporation Service Company is the registered agent of CMD Delaware at such address.

(d) Agreement Copies. Executed copies of this Agreement will be on file at the principal place of business of CMD at 490 North McCarthy Blvd, #100, Milpitas, California, 95035, and copies thereof will be furnished to any stockholder of either CMD or CMD Delaware, upon request and without cost.

Section 6. Succession. Upon consummation of the Reincorporation Merger, the separate existence of CMD will cease, and CMD Delaware will possess all the rights, privileges, immunities, powers and franchises of a public as well as of a private nature, and be subject to all of the restrictions, disabilities and duties, of CMD; and all the rights, privileges, immunities, powers and franchises of CMD, and all property, whether real, personal or mixed, all stock registered in the name of CMD, and all debts due to CMD on whatever account, and all subscriptions and all choses in action of or belonging to CMD, will be vested in CMD Delaware; and all such property, rights, privileges, immunities, powers and franchises will be thereafter as effectually the property of CMD Delaware as they were of CMD, and the title to any real estate vested by deed or otherwise in CMD will not revert or be in any way impaired by reason of the Reincorporation Merger but will be vested in CMD Delaware; and all rights of creditors and all liens upon any property of CMD will be preserved unimpaired, and all debts, liabilities and duties of CMD will be preserved unimpaired, and all debts, liabilities and duties of CMD will attach to CMD Delaware and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it, and any claim existing or action or proceeding pending by or against CMD may be prosecuted against CMD Delaware. All acts, plans, policies, agreements, arrangements, approvals and authorizations of CMD and its agents which were valid and effective immediately prior to consummation of the Reincorporation Merger will be taken for all purposes as the acts, plans, policies, agreements, arrangements, approvals and authorizations of CMD Delaware and will be as effective and binding thereon, in each case as the same were with respect to CMD. The employees and agents of CMD will become the employees and agents of CMD Delaware and will continue to be entitled to the same rights and benefits that they enjoyed as employees and agents of CMD.

Section 7. Further Assurances. From time to time, as and when required by CMD Delaware or by its successors and assigns, there will be executed and delivered on behalf of CMD such deeds and other instruments, and there will be taken or caused to be taken by CMD all such further actions, as is appropriate or necessary in order to vest, perfect or confirm, of record or otherwise, in CMD Delaware the title to and possession of all property, interests, assets, rights, privileges, immunities, powers, franchises and authority of CMD, and otherwise to carry out the purposes of this Agreement, and the officers and directors of CMD Delaware will be fully authorized in the name and on behalf of CMD or otherwise to take any and all such action and to execute and deliver any and all such deeds and other instruments.

Section 8. Amendment. Subject to applicable law, this Agreement may be amended, modified or supplemented by written agreement of the parties hereto at any time prior to the consummation of the Reincorporation Merger with respect to any of the terms contained herein. Such amendment shall require only the approval of the boards of directors of the parties, provided that an amendment made subsequent to the adoption of this Agreement by the shareholders or sole stockholder of CMD or CMD Delaware, as the case may be, shall not: (i) alter or change the provisions of Section 4 regarding the amount or kind of shares or options or rights to purchase shares of CMD Delaware to be received in exchange for or on conversion of all or any of the shares or options or rights to purchase shares of CMD, (ii) alter or change any of the terms and conditions of this Agreement if such alteration or change would materially and adversely affect the holders of any class or series of capital stock of such corporation.

Section 9. Abandonment. At any time prior to consummation of the Reincorporation Merger, this Agreement may be terminated by either CMD or CMD Delaware and the Reincorporation Merger may be abandoned without liability to any party hereto or their respective officers, directors or shareholders, in each case acting in its sole discretion and for any reason or for no reason, notwithstanding approval of this Agreement by any of the members of the board of directors or shareholders of CMD or CMD Delaware.

Section 10. Governing Law. This Agreement is governed by and construed in accordance with the laws of the State of Delaware, without reference to the conflict of law provisions thereof, except to the extent that the merger provisions of the CCC apply.

Section 11. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, letters of intent, negotiations and discussions, whether oral or written, of the parties.

Section 12. Counterparts. This Agreement may be executed in more than one counterpart, each of which when so executed shall be deemed an original, but all such counterparts shall constitute one and the same instrument.

IN WITNESS WHEREOF, CMD and CMD Delaware have caused this Agreement and Plan of Merger and Reincorporation to be signed by their respective duly authorized officers as of the date first above written.

CALIFORNIA MICRO DEVICES CORPORATION

By:	/s/ ROBERT V. DICKINSON
Name:	Robert V. Dickinson
Title:	President and CEO

CMD RE-INCORPORATION CORPORATION

By:	/s/ ROBERT V. DICKINSON
Name:	Robert V. Dickinson
Title:	President and CEO

Exhibit A to Exhibit 2.1

CERTIFICATE OF MERGER OF

CALIFORNIA MICRO DEVICES CORPORATION

WITH AND INTO

CMD REINCORPORATION CORPORATION

Pursuant to Section 252(c) of the General Corporation Law of the State of Delaware, CMD Reincorporation Corporation, a Delaware corporation (the “Corporation”), hereby certifies as follows:

FIRST: The name and state of incorporation of each of the Corporation and California Micro Devices Corporation, a California corporation (“CMD”), which are the constituent corporations in the merger (the “Constituent Corporations”), are as follows:

NAME	STATE OF INCORPORATION
CMD Reincorporation Corporation.	Delaware
California Micro Devices Corporation	California

SECOND: The Agreement and Plan of Merger and Reincorporation dated as of June 30, 2006 (the “Merger Agreement”) by and between the Constituent Corporations has been approved, adopted, certified, executed and acknowledged by each of the Constituent Corporations in accordance with the requirements of Section 252 of the General Corporation Law of the State of Delaware.

THIRD: The merger shall become effective (the “Effective Time”) at the time of the filing of this Certificate of Merger with the Secretary of State of the State of Delaware.

FOURTH: In accordance with the Merger Agreement, at the Effective Time, CMD will merge with and into the Corporation and the Corporation will continue as the surviving corporation (the “Surviving Corporation”). At the Effective Time, the separate corporate existence of CMD will cease.

FIFTH: The name of the Surviving Corporation of the merger is CMD Reincorporation Corporation.

SIXTH: The certificate of incorporation of the Surviving Corporation shall be the amended and restated certificate of incorporation of the Corporation attached as Exhibit A being concurrently filed, pursuant to which, among other matters, the name of the Surviving Corporation is being changed to California Micro Devices Corporation.

SEVENTH: The executed Merger Agreement is on file at an office of the Surviving Corporation, the address of which is 490 North McCarthy Boulevard, #100, Milpitas, California 95035.

EIGHTH: A copy of the Merger Agreement will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of either Constituent Corporation.

NINTH: The authorized capital stock of CMD is fifty million (50,000,000) shares of no par value common stock and ten million (10,000,000) shares of no par value preferred stock, of which 400,000 shares are designated as Series A Participating Preferred Stock.

IN WITNESS WHEREOF, this Certificate of Merger has been executed by the undersigned, a duly authorized officer of the Surviving Corporation, on behalf of the Surviving Corporation as of the 13th of September, 2006.

CMD Reincorporation Corporation.

By:	/s/ Robert V. Dickinson
Name:	Robert V. Dickinson
Title:	Chief Executive Officer

Exhibit B to Exhibit 2.1

Amended and Restated Certificate of Incorporation

See Exhibit 3.1 to the Form 8-K